UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2025 (Report No. 5)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

CONTENTS

On January 19, 2025, the board of directors of Inspira Technologies Oxy B.H.N. Ltd., or the Registrant, appointed Mr. Tal Parnes as chairman of the Registrant’s board of directors, or the Board, effective February 1, 2025. In addition, on January 14, 2025, Prof. Benad Goldwasser informed the Registrant’s Board of his resignation as Chairman of the Board. Prof. Goldwasser’s resignation was not related to any disagreement with the Registrant on any matter relating to the Registrant’s operations, policies, or practices.

On January 21, 2025, the Registrant issued a press release titled “Inspira™ Announces the Appointment of Tal Parnes as the New Chairman of the Board, Bringing Vast Experience in the Medical Technology and Pharmaceutical Sectors,” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K, or Form 6-K.

This Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Registration Nos. 333-266748 and 333-284308 ) and Form S-8 (Registration Nos. 333-259057 and 333-277980), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Inspira Technologies Oxy B.H.N. Ltd. on January 21, 2025, titled “Inspira™ Announces the Appointment of Tal Parnes as the New Chairman of the Board, Bringing Vast Experience in the Medical Technology and Pharmaceutical Sectors”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: January 21, 2025	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

2